

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2011

Thomas R. Quinn, Jr.
President and Chief Executive Officer
Orrstown Financial Services, Inc.
77 East King Street, P.O Box 250
Shippensburg, PA 17257

Re: Orrstown Financial Services, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2010
    Filed March 11, 2011
    File No. 1-34292

Dear Mr. Quinn:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operation

Asset Quality, Risk Elements page 45

1. We note your discussion of the four commercial relationships which encompass the majority of the nonaccrual loan balance at December 31, 2010. Please provide us with the following as it relates to each of these relationships:

- when the loan was originated;
- the allowance for loan losses associated with the loan, as applicable;
- when the loan became non-accrual;
- the underlying collateral supporting the loan;
- the last appraisal obtained for the loan, as applicable;
- the amount of any charge-offs recorded to date; and
- any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan as of December 31, 2010 and through the date of your response.

2. As it relates to your consideration of guarantors in the determination of the allowance for loan losses on loans which have personal guarantees, please address the following:

- Tell us how the company evaluates the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed;
- Tell us how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and
- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Credit Risk Management – Allowance for Loan Losses, page 47

3. We note your disclosure on page 49, that the Company modified its criteria for identifying impaired loans, as performing substandard loans were no longer considered impaired. We also note that you consider "Substandard loans, by definition, to have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt and these loans are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected." Please tell us and revise your disclosures in future filings, as it relates to the definition of "substandard loans" to indicate that this category includes loans that are performing. Further, you should address the reasons for including these types of loans within this specific category, and not some other category, within your internal risk rating system and why the change was made in 2010. Additionally, you should quantify the amount of loans included within the "substandard" category that are performing. We reference the requirements of ASC 310-10-50-28 as it relates to an entity's credit quality indicators.

4. Please address and revise your future filings to disclose the following information related to your troubled debt restructurings:

- TDRs or renegotiated loans quantified by loan type classified separately as accrual/non-accrual;
- Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;
- Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

5. We note the disclosure on page 51, that as of December 31, 2010, the Company changed how it determined its general loan loss allowance from a rolling twelve quarter equally weighted method to a rolling eight quarter with a 2/3 weight given to the most recent four quarters. Please tell us and revise your future filings to more clearly describe the changes made and the reasons why the change was made, quantify the effects of those changes on the provision for loan losses. Also, please tell us and revise to address the following:

- The historical loss data you used as a starting point for estimating current losses;
- How you specifically incorporated economic factors affecting loan quality into your allowance estimate;
- The level of specificity you used to group loans for purposes of estimating losses;
- Your non-accrual and charge-off policies;
- Your application of loss factors to graded loans; and
- Any other estimation methods and assumptions you used.

Notes to Consolidated Financial Statements

Note 4. Loans Receivable and Allowance for Loan Losses, page 82

6. Please tell us and revise your disclosures in future filings to address the following as it relates to both the portfolio segments and classes of financing receivables:

- A description of the risk characteristics of each portfolio segment in accordance with ASC 310-10-50-11B(a)(2);
- The policy for placing financing receivables on nonaccrual status in accordance with ASC 310-10-50-6(a);
- The policy for recording payments received on nonaccrual accrual receivables in accordance with ASC 310-10-50-6(b);

- The policy for resuming accrual of interest in accordance with ASC 310-10-50-6(c);
- The policy for determining past due or delinquency status in accordance with ASC 310-10-50-6(e); and
- The policy for determining which loans the entity assesses for impairment in accordance with ASC 310-10-50-15(d).

7. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative footnote disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Note 20. Fair Value Disclosures

Impaired Loans, page 102

8. Please address and disclose the following as it relates to your appraisal policies:

- When the Company does not have a new appraisal on file, describe in more detail the procedures performed in determining whether the assumptions reflected in these original appraisals are reflective of current market conditions, particularly for those appraisals that are more than a year old.

- Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO. Tell us how you define collateral dependent loans. In determining the fair value address whether you make adjustments to original appraisals to take into consideration current market conditions. If so, describe the types of adjustments made. Alternatively, if you perform an internal valuation *to* estimate fair value, please describe the valuation approaches used, the significant assumptions used in each model, and if multiple valuation approaches are used, the relative weighting of each model. Clarify whether you make any adjustments to current appraisals and if so, describe the types of adjustments made and the reasons for such adjustments.

- When you receive new appraisals, describe the type of appraisals received, such as "retail value" or "as is value";

- Address how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

- Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

- Address the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately; and

- Address how you determine the amount to charge-off.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3492 if you have any questions regarding the above comments.

Sincerely,

John P. Nolan
Sr Asst. Chief Accountant